Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Turbo Energy, S.A. (“we,” “us,” the “Company” or “Turbo Energy”)’s financial condition as of June 30, 2024 and results of operations for the six months ended June 30, 2024 and June 30, 2023 should be read together with our interim consolidated financial statements and the related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2023. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements and our past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, or SEC. The forward-looking statements made in this discussion relate only to events or information as of the date on which the statements are made in this discussion. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this discussion and the documents that we reference in this discussion completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Background

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence (“AI”). Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy's introduction of its flagship SUNBOX – unveiled to the market in the fourth quarter of 2022 – represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management delivered in the form of an intuitive, easy to use, cloud-based mobile app.

Our primary near-term growth objectives are centered on exploiting our competitively differentiated :

●	elevating global awareness and appreciation for the clean, elegant aesthetic and robust functionality, scalability and customization of SUNBOX solar energy storage solutions pioneered by Turbo Energy to support residential installations (SUNBOX Home), commercial and industrial installations (SUNBOX Industry) and utility companies (SUNBOX Utility); as well as the ease of SUNBOX installations with limited training required;

●	increasing global awareness and appreciation for the cloud-based Turbo Energy mobile app powered by AI that allows for SUNBOX users worldwide to benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other metrics.

●	implementing global market penetration and geographic expansion initiatives with concentration in North America, South America and Europe; and

●	focusing on achieving fundamental financial strength through increased revenue, expense discipline and positive cash flow on a subsequent quarter-over-quarter basis; strengthen balance sheet through smart capital formation strategies.

Turbo Energy is a proud subsidiary of Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies, which is traded on the Spanish Stock Exchange under symbol “UMB.”

We were organized under the laws of the Kingdom of Spain in September 2013. Our American Depository Shares (ADSs) are presently listed on the Nasdaq Capital Market under the symbol “TURB.”

General

The unaudited condensed interim consolidated financial statements of Turbo Energy have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments that are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The unaudited condensed interim consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transaction in Note 2 of the accompanying financial statements.

Recent Developments

Enerfip Crowdfunding Platform

On August 26, 2024, Turbo Energy entered into an agreement with Enerfip, a leading France-based crowdfunding platform, providing for the Company to explore, through Enerfip’s crowdfunding platform, financing from European individual investors, namely investors residing in France and Spain. If Turbo Energy’s project receives acceptance and interest among investors on Enerfip’s platform, the form agreed between the parties to carry out the financing would be to raise up to €2,000,000 on a first tranche through a 36-month simple debt bond, with an interest rate of 8.75% (“Crowd Bond”). The interest will be repaid semiannually. On October 28, 2024, the Company closed the issuance of the first tranche and reported on Form 6-K filed with the SEC that the yielded subscriptions amounting to gross proceeds of €914,110. The second tranche is expected to be launched prior to the end of 2024, pursuant to the same terms as the first tranche, with a goal of raising up to another €1,000,000.

U.S. Expansion Initiative

On October 22, 2024, the Company announced that it has partnered with U.S.-based Connection Holdings to employ its award-winning market penetration capabilities and to leverage its extensive nationwide network of leading U.S. solar installation companies to assist Turbo Energy in introducing and winning U.S. market share for the Company’s proprietary, all-in-one, AI-optimized SUNBOX Home solar energy storage system designed specifically for residential applications. According to the Q3 2024 industry research report released by the Solar Energy Industries Association and Wood Mackenzie, homeowners and businesses are increasingly demanding solar systems that are paired with battery storage. California's shift in net metering policy and state incentives for solar-plus-storage in other markets have driven attachment rates up in recent quarters. The report further states that by 2028, 28% of all new distributed solar capacity will be paired with storage, compared to under 12% in 2023. (Source: https://seia.org/research-resources/solar-industry-research-data/)

Turbo Energy's U.S. market launch will be led by a multi-month beta test, whereby Connection Holdings will coordinate the deployment of several SUNBOX Home system installations in residences located in key, high growth markets across the nation. Following the conclusion of the beta test and analysis of collected data and feedback from installers and homeowners, Connection Holdings is tasked with implementing a national marketing campaign designed to ramp sales of SUNBOX Home and help to define and refine, as necessary, the U.S.-based infrastructure needed to support anticipated market demand in the months and years to come.

Flash Flooding in Southern Spain

On October 29, 2024, southern regions of Spain suffered one of the country’s deadliest natural disasters in recent history, with heavy downpours resulting in severe flash flooding that claimed the lives of over 200 people and left Valencia, Spain and other neighboring regions in ruins. Turbo Energy is headquartered in Valencia. While the Company confirmed that all of its employees and their families were safe and accounted for and our production systems and supply chain resources remain fully functional, management is still evaluating the impact on its business operations, namely damage that may have affected some of its inventory.

Results of Operations (Expressed in Euros)

The following table presents certain financial data for the periods indicated:

	Six Months Ended June 30,
	2024	2023	€ Change	% Change
Revenue, net	€4,953,433	€7,211,916	€(2,258,483)	-31.32
Cost of Revenues	5,115,942	6,013,713	(897,771)	-14.93
Gross profit	(162,509)	487,933	(650,442)	-133.31
Total operating expenses	2,576,698	1,688,735	887,963	52.58
Operating loss	(2,739,207)	(490,532)	(2,248,675)	458.42
Total other (income) expense	(122,124)	(206,781)	84,657	-40.94
Net loss	€(2,861,331)	€(697,313)	€(2,164,018)	310.34

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenue

For the first half of 2024, our net revenues declined 31.32% to €4,953,433 as compared to €7,211,916 reported for the same six month period in the prior year, inclusive of revenues received from related parties. The decrease was affected by the sector’'s external factors, and by our Company’s high dependence on the Spanish market, where most of its sales are concentrated. The continued slowdown in solar installations in Spain, which began in 2022, coupled with recent factors like lower electricity prices, increased self-consumption through rooftop solar, and grid congestion issues, created a situation where the Spanish market has been saturated with solar power generation exceeding demand.

Sales and cost of revenues were also negatively impacted by the Company’s decision to lower the cost on legacy products in inventory to accommodate the global market launch of its next generation solar energy storage solutions – an initiative which began in the second half of 2023. As of June 30, 2024, the Company finalized its strategy relating to the liquidation of legacy products. in order to focus on the higher value-added products that now underpin the Company's short- and long-term strategies

For the six months ended June 30, 2024 and 2023, net revenue to customers in Spain declined 42.65% to €3,349,192 from €5,839,373, respectively. Sales to customers in Europe, excluding Spain, for the same periods increased 11.51% to €1,162,753 from €1,083,065, respectively; and revenues generated from sales to the rest of the world decreased 80.87% to €53,756 from €281,051, respectively.

Net revenues generated in connection to sales to related parties, or those sister companies which comprise Umbrella Global Energy, S.A., our parent company, totaled €68,980 and €184,362 for the respective six-month periods in 2024 and 2023.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2024 totaled €5,115,942 compared to €6,013,713 posted for the same six-month period in 2023. The decline was attributable to lower sales in the first half of 2024 compared to the first half of 2023 due the aforementioned reasons above. Gross profit on revenues totaled a negative €162,509, representing a gross profit margin of negative 3.28% for the six months ended June 30, 2024. This compared to a gross profit on revenues of €487,933, and a gross profit margin of 6.77%, for the six months ended June 30, 2023.

Operating Expenses

For the six months ended June 30, 2024 and 2023, operating expenses climbed 52.58% to €2,576,698 from €1,688,735, respectively, primarily due to higher legal and accounting expenses associated with becoming a public company (in September 2023), workforce expansion, higher research and development costs and accounting for non-cash stock-based compensation and higher bad debt expense in the current year.

Other Income and Expense

Total other expense fell 40.94% to €122,124 for the first six months of 2024, compared to total other expense of €206,781 reported for the first half of 2023. The decrease was attributable to higher interest expense and interest income earned on short-term investments posted for the first six months of 2024. The improvement was also attributable to a foreign exchange gain of €13,825 in the first six months of 2024 – up from a foreign exchange loss of €47,584 for the same six months in the previous year.

Net Loss

For all the aforementioned reasons, net loss for the six months ended June 30, 2024 rose 310.34% to €2,861,331, or €0.05 loss per share, compared to a net loss of €697,313, or €0.01 loss per share, reported for the six months ended June 30, 2023.

Liquidity and Capital Resources

Turbo Energy measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to launching our new product offerings, supporting our global expansion initiatives, establishing relationships with key business partners and customers, becoming and maintaining compliance with regulatory requirements and compensation and benefits for our employees. Our recurring capital expenditures consist primarily of internally developed software costs and supporting our inventory requirements to meet the growing demand for our SUNBOX energy storage systems. We expect our capital expenditures and working capital requirements to increase as we expand our product offerings, acquire new customers, form partnerships in key geographic expansion regions and incur significant legal, accounting, audit, insurance and other incremental costs related to continued operations as a public company. Our ability to expand and grow our business will depend on many factors, including our working capital needs, our ability to raise additional capital and the evolution of our cash flows.

As of June 30, 2024, we had €495,877 in cash and €1,500,000 in short-term investments in bank deposits. In the pursuit of our long-term growth strategy and the ongoing development of and enhancements to our solar energy storage hardware and software solutions, we sustained continuing operating losses. During the six months ended June 30, 2024, we had a net loss of €2,861,331. To fund continued losses from operations, we recently raised €914,110 in gross proceeds in connection with Enerfip, a European crowdfunding platform, through which we completed the first of what is expected to be a minimum of two rounds of debt financing. We believe we have sufficient capital on hand, coupled with positive cash flow from our operations, to effectively fund our business for the next 12 months. However, we are evaluating strategies to obtain additional funding to support our long-term growth strategies and future operations. These strategies include, but are not limited to, obtaining equity financing, issuing or restructuring debt, entering into other alternative financing arrangements and continuing to structure our operations to optimize revenue growth on a global basis. We may be unable to access further equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If the financing needed is not available, or if the terms of the financing are less desirable than expected, we may be forced to decrease our level of investment in new product launches, or scale back our existing operations, which could have an adverse impact on our business and financial prospects.

Cash Flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Net cash provided by operating activities	€2,332,261	€949,935
Net cash provided by (used in) investing activities	60,295	(237,166)
Net cash used in financing activities	(2,517,210)	(717,255)

Net change in cash and restricted cash	(124,654)	(4,486)
Cash and restricted cash, beginning of period	620,531	502,585
Cash and restricted cash, end of period	€495,877	€498,099

Discussion of Critical Accounting Policies and Estimations

The preparation of the financial statements in conformity with IFRS and interpretations issued by the IFRS IC applicable to companies reporting under IFRS requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to accounts receivables, contract assets and liabilities, fixed assets, intangibles and goodwill, accrued expenses, revenues, stock-based compensation and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgements and estimated used in the preparation of the financial statements included in this interim report.

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